EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Year Ended December 31,
	September 30, 2006	2005	2004	2003	2002	2001
Fixed charges:
Interest expense	$421,818	$185,935	$79,053	$39,956	$13,974	$4,286
Interest capitalized	339	932	—	—	—	—
Interest portion of rental expense	952	1,244	1,494	843	429	223

Total fixed charges	$423,109	$188,111	$80,547	$40,799	$14,403	$4,509

Earnings:
Net income before noncontrolling interest expenses and income taxes	$274,861	$269,072	$205,421	$132,480	$41,582	$6,792
Fixed charges	423,109	188,111	80,547	40,799	14,403	4,509
Less: Interest capitalized	(339)	(932)	—	—	—	—

Total earnings	$697,631	$456,251	$285,968	$173,279	$55,985	$11,301

Ratio of earnings to fixed charges	1.6x	2.4x	3.6x	4.2x	3.9x	2.5x